UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2002

File No__0-49605__

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1. BC Form 51-901F, Schedule A

2. BC Form 51-901F, Schedules B and C

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  XXX

No ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Dated December 5, 2002

/s/ William J. Coulter, President

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A

Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		September 30, 2002
Date of Report:		November 25, 2002

Name of Issuer:		COMMANDER RESOURCES LTD. (formerly Major General Resources Ltd.)
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		http://www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter”	02/11/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka”	02/11/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

      COMMANDER RESOURCES LTD.

      (formerly Major General Resources Ltd.)

      Balance Sheets

     ------------------------------------------------------------------------------

                                                   September 30,    December 31,

                                                       2002             2001

                                                    (Unaudited)

     ------------------------------------------------------------------------------

      ASSETS

      Current

        Cash and cash equivalents                  $ 1,390,265      $ 1,197,964

        Marketable securities (Note 3)                 514,837           40,887

        Accounts receivable                            356,633          155,804

        Prepaid expenses                                 6,644            7,150

     ------------------------------------------------------------------------------

                                                     2,268,379        1,401,805

     ------------------------------------------------------------------------------

      Note receivable (Note 4)                         270,000                -

      Capital assets and properties

        Mineral property interests (Note 5)          7,030,269        8,332,326

        Capital assets (Note 6)                         12,438            9,332

     ------------------------------------------------------------------------------

                                                   $ 9,581,086      $ 9,743,463

     ==============================================================================

      LIABILITIES

      Current

        Accounts payable and accrued liabilities   $    40,239      $   103,736

      Future income taxes                            1,113,326        1,113,326

     ------------------------------------------------------------------------------

                                                     1,153,565        1,217,062

     ------------------------------------------------------------------------------

      SHAREHOLDERS' EQUITY

      Share capital (Note 7)                         17,608,657       17,831,447

      Deferred stock-based compensation (Note            1,676                -

      2(b))

      Deficit                                        (9,182,812)      (9,305,046)

     ------------------------------------------------------------------------------

                                                     8,427,521        8,526,401

     ------------------------------------------------------------------------------

                                                   $ 9,581,086      $ 9,743,463

     ==============================================================================

      Approved by the Directors: "William J. Coulter"  "Victor A. Tanaka"

      COMMANDER RESOURCES LTD.

      (formerly Major General Resources Ltd.)

      Statements of Operations and Deficit

      (Unaudited)

                                    Three Months Ended              Nine Months Ended

     ----------------------------------------------------------------------------------------

                                  September     September         September       September

                                     30,           30,               30,             30,

                                    2002          2001              2002            2001

     ----------------------------------------------------------------------------------------

      Revenue

         Mineral property      $   155,063  $         -         $  155,063     $        -

           transactions

     ----------------------------------------------------------------------------------------

      General and

      administrative expenses

         Audit and accounting       9,447        5,060            36,045            20,850

         Amortization               1,256        1,170             3,072             2,382

         Annual report and              -            -            34,636             5,981

           meeting

         Consultant                     -            -             2,309                 -

         Investor relations        14,969        7,044           100,518            20,344

           and promotion

         Legal                      5,469        4,221            27,532            10,307

         Office and                19,361        6,081            45,542            25,732

           miscellaneous

         Regulatory fees            1,268        6,446            13,275             9,876

         Rent                       9,194       13,513            33,348            40,815

         Salaries and benefits     66,479       49,131           172,609           152,613

         Telephone                  1,122        1,375             3,876             4,107

         Transfer agent             3,868          810            16,597             5,634

     ----------------------------------------------------------------------------------------

                                  132,433       94,851           489,359           298,641

     ----------------------------------------------------------------------------------------

      (Income) loss before the    (22,630)      94,851           334,296           298,641

         following:

      Other (Income) Expenses

         Administration fees            -            -                 -           (19,583)

         Investment income        (3,014)      (18,496)          (472,065)         (63,526)

         Property                 (2,111)        6,559            13,529            19,906

           investigation

         Stock-based                  587            -             1,676                -

           compensation

         Write down of                  -        2,058                 -             2,058

           marketable securities

         Write off mineral          8,418       24,771             8,418            24,771

           properties

         Gain on sale of                -            -           (8,088)                -

           marketable securities

     ----------------------------------------------------------------------------------------

      (Income) loss for the       (18,750)     109,743           (122,234)         262,267

         period

      Deficit, beginning of     9,201,562    7,939,692          9,305,046        7,787,168

        period

     ----------------------------------------------------------------------------------------

      Deficit, end of period   $9,182,812  $ 8,049,435        $ 9,182,812       $8,049,435

     ========================================================================================

      (Earnings) loss per      $   (0.00)  $    (0.00)        $     (0.01)      $    0.01

     ========================================================================================

     COMMANDER RESOURCES LTD.

    (formerly Major General Resources Ltd.)

     Statements of Cash Flows

     (Unaudited)

                                    Three Months Ended              Nine Months Ended

     ----------------------------------------------------------------------------------------

                                  September       September       September       September

                                     30,             30,             30,             30,

                                    2002            2001            2002            2001

     ----------------------------------------------------------------------------------------

      Cash provided from (used for):

      Operating activities

         Net income (loss) for    $    18,750   $   (109,743)   $    122,234   $    (262,267)

         the period

         Items not-involving

         cash:

           Amortization                 1,256          1,170           3,072           2,382

           Write off mineral            8,418         24,771           8,418          24,771

             properties

           Investment income

            received in

              marketable                  -              -          (445,000)            -

              securities

           Gain on sale of                -              -            (8,088)            -

             marketable securities

           Stock-based                    587            -             1,676             -

             compensation

           Write down of                  -            2,058             -             2,058

             marketable securities

         Net change in non-cash

           working capital

           Accounts receivable        (46,254)        26,908        (200,829)        169,100

           Prepaid expenses                86        (14,596)            506         (17,214)

           Project advances               -              -               -           (69,476)

           Accounts payable and       (5,314)        (54,855)        (63,497)       (28,385)

             accrued liabilities

     ----------------------------------------------------------------------------------------

                                     (22,471)       (124,287)       (581,508)       (179,031)

     ----------------------------------------------------------------------------------------

      Investing activities

         Proceeds from sale of

            marketable securities         -              -             9,138             -

         Loan receivable                  -              -          (300,000)            -

         Mineral property

           acquisition and

           exploration costs         (134,722)      (101,837)       (191,201)       (494,897)

         Purchase of capital           (3,476)        (5,062)         (6,178)         (5,864)

            assets

     ----------------------------------------------------------------------------------------

                                     (138,198)      (106,899)       (488,241)       (500,761)

     ----------------------------------------------------------------------------------------

      Financing activities

         Shares issued for cash           -              -         1,262,050             -

     ----------------------------------------------------------------------------------------

                                          -              -         1,262,050             -

     ----------------------------------------------------------------------------------------

      Increase (decrease) in

      cash and cash equivalents      (160,669)      (231,186)        192,301        (679,792)

      Cash and cash

      equivalents, beginning        1,550,934      1,685,998       1,197,964       2,134,604

         of period

     ----------------------------------------------------------------------------------------

      Cash and cash

      equivalents, end         $    1,390,265    $ 1,454,812   $   1,390,265   $   1,454,812

      of period

     ========================================================================================

     For Supplemental Cash Flow Information see Note 10 herein.

1.

Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not determined whether these properties contain ore reserves, which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically recoverable reserves,

- the ability of the Company to obtain financing to complete development , and

- future profitable production from the properties or proceeds from disposition.

On March 4, 2002 the Company entered into an Arrangement Agreement with it’s then wholly owned subsidiary, Diamonds North Resources Ltd. (“DNR”), in order to implement a statutory procedure known as an arrangement (the “Arrangement”) under Section 252 of the Company Act (British Columbia).  The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. (“Commander”).  Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander.  All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander.  Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR.

DNR completed an initial public offering and on July 15, 2002 the common shares of DNR were listed for trading on the TSX Venture Exchange (the “Exchange”).

Anti-dilution provisions in connection with the outstanding stock options and warrants of the Company provide that the rights of option and warrant holders cannot be altered or restricted as a result of the Arrangement.  On May 3, 2002, all options and warrants of the Company outstanding prior to the consolidation were adjusted by dividing the number of options and warrants outstanding by the consolidation factor of 3 and tripling the exercise price.  The exercise price was then adjusted and the options and warrants separated so as to be exercisable separately into Commander common shares and DNR common shares on the basis that for every 3.5 common shares purchasable of Commander, the holder thereof will be entitled to purchase, separately, one common share of DNR.

A director of the Company is also a director of DNR.  As at September 30, 2002, the Company held a 9.4% interest in DNR.

2.

Significant Accounting Policies

(a)

Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2001.

(b)

Stock-based Compensation

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants, Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, for accounting for stock-based compensation expense.  Under this standard, compensation expense on stock options granted to non-employees is recorded as an expense in the period the options are vested and is credited to deferred stock-based compensation.  When the options are exercised, the proceeds received by the Company, together with the amount in deferred stock-based compensation, will be credited to share capital.  Stock-based compensation expense is recorded using the fair-value based method and valued using the Black-Scholes Option Pricing Model.

The Company has elected to follow the intrinsic method of accounting for stock options granted to directors and employees whereby no compensation expense is recognized when stock options are granted if the exercise price of the stock options granted are granted at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair-value based method and valued using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information.

(c)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method for tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences).  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured.  The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

The amount of the future income tax liability represents the amount of tax that may be payable in the future should the Company generate taxable income with no income tax basis available to be used as an offset.  This amount will differ from any current income taxes payable due to timing differences.  As at September 30, 2002 there were no current income taxes payable.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

Included in marketable securities, as at September 30, 2002, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors.  The Company also holds 950,000 common shares and 30,000 warrants of DNR, a company related by virtue of a common director and in which the Company has a 9.4% interest.  As at September 30, 2002, 712,500 shares of DNR are held in escrow and are subject to escrow restrictions (Note 4).  The Company has granted an option for the sale of 70,000 DNR shares at a price of $0.30 per share for a two year period which expires on March 31, 2004.

The quoted market value of marketable securities at September 30, 2002 is $649,906.

4.

Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes.  The loan bears interest at the rate of 6% per annum.  The loan plus accrued interest is payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

In consideration of the loan, the Company received 890,000 common shares of DNR valued at $0.50 per share.  These shares, and any shares issued upon conversion of the loan, are held in escrow and will be released in four equal installments, commencing on July 15, 2002 and then every six months thereafter.

On June 20, 2002, the Company received 60,000 common shares and 30,000 warrants of DNR in payment of $30,000 of the principal portion of the loan.

5.

Mineral Property Interests

At September 30, 2002, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period
Acquisition costs	-		-	-	-	8,809	8,809
Exploration costs
Administration	-	163	-	-	-	-	163
Licenses and fees	-	-	-	-	2,930	5,551	8,481
Geology	14,803	19,872	2,004	1,855	36,466	22,923	97,923
Geophysics	-	28,724	800	-	1,510	125	31,159
Line cutting	-	4,398	-		-	-	4,398
Drilling	46,514	-	-	-	-	1,200	47,714
	61,317	53,157	2,804	1,855	40,906	38,608	198,647
Less:
Recoveries	-	-	-	-	(7,446)	-	(7,446)
Total additions during period	61,317	53,157	2,804	1,855	33,460	38,608	191,201
Reorganization (Note 1)	-	-	(519,181)	-	868,037	(97,622)	(1,484,840)
Mineral properties written off	-	(8,418)	-	-	-	-	(8,418)
Balance, September 30, 2002	$1,121,624	$2,557,313	-	$428,455	-	$2,922,877	$7,030,269

(a)

Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c)

Despinassy Gold, Quebec

The Company has a 30% interest in the joint venture, which was formed in 1999.  The Company must contribute its pro-rata portion of future exploration and development costs incurred on the property in order to maintain its interest.

(d)

Victoria Island, Nunavut and Misty Lake, Northwest Territories

The Company owned varying interests in several properties on Victoria Island on which diamond exploration programs were conducted.  Some of the interests were represented by joint ventures, some were claims optioned to optionees and some were 100% owned Company claims.  The Company also holds a 24% joint venture interest in the Misty Lake property.  On May 3, 2002, pursuant to an Arrangement (Note 1), the Company transferred its interest in the Victoria Island properties, the Misty Lake Joint Venture, and in certain other properties, included in Other Properties, to DNR in consideration of a gross overriding royalty of up to 1% of production on certain of the transferred properties.

5.

Mineral Property Interests (continued)

(e)

Other Properties

The Company owns several other properties in which it holds interests ranging from 50% to 100%.  All the properties are located in Canada.  The Company has granted options on some of these properties.

6.

Capital Assets

		Accumulated
	Cost	Amortization	Net Book Value

Furniture and fixtures	$ 45,778	44,451	1,327
Computer equipment	85,460	74,349	11,111

	$ 131,238	118,800	12,438

7.

Share Capital

(a)

Authorized

100,000,000 common shares without par value

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2001	42,099,328	$17,831,447

Issued for cash:
Private placement, net of issue costs (Note 7(d)(i))	1,700,000	160,000
Private placement, net of issue costs (Note 7(d)(ii))	7,166,667	1,000,000
Warrants	980,500	98,050
Stock Options	40,000	4,000

Consolidation:
One for three consolidation (Note 7(c))	(34,657,664)	-

Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares (Note 1)	-	(1,484,840)

Balance, September 30, 2002	17,328,831	$17,608,657

7.

Share Capital (continued)

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement (Note 1), the Company completed its restructuring.  All shareholders of record received one share of Commander Resources Ltd. for every three shares of Major General Resources Ltd.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander Resources Ltd. shares held.  Shares outstanding to shareholders after the restructuring were: Commander Resources Ltd. 17,328,831 and DNR 4,951,032.

(d)

Private Placement

(i)  In February 2002 the Company completed a private placement of 1,600,000 units at $0.10 per unit for gross proceeds of $160,000.  A finder’s fee of 100,000 units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

(ii)  In February 2002 the Company completed a private placement of 6,666,667 units at $0.15 per unit for gross proceeds of $1,000,000.  A finder’s fee of 500,000 units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

(e)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 2,766,667 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  As at September 30, 2002, the Company had stock options outstanding for the purchase of 1,045,325 common shares, all of which are exercisable as at the period end.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	4,275,000	$0.16	(i)
Granted	190,000	$0.10	(i)
Exercised	(40,000)	$0.10	(i)
Expired	(100,000)	$0.18	(i)

Consolidation 1 for 3	(2,883,343)	-	(i)
	1,441,657	$0.23
Expired	(396,332)	$0.23
Outstanding at September 30, 2002	1,045,325	$0.23

7.

Share Capital (continued)

(e)

Stock Options (continued)

(i)

Pursuant to the reorganization of the Company (Note 1) and consolidation of its share capital on a 1 for 3 basis, all outstanding options were also consolidated on a 1 for 3 basis and their respective exercise prices were adjusted to $0.23 per share.

The following summarizes information about stock options outstanding at September 30, 2002:

Number of Shares	Weighted Average Exercise Price	Expiry Date
30,000	$0.23	January 10, 2003
379,998	$0.23	July 26, 2003
8,333	$0.23	December 9, 2003
269,330	$0.23	December 14, 2004
324,331	$0.23	September 11, 2006
33,333	$0.23	January 10, 2007

1,045,325	$0.23

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees, using the fair-value based method, is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at September 30, 2002:

Risk-free interest rate	3.79%
Expected dividend yield	-
Expected stock price volatility	83.69%
Expected option life in years	4

The pro-forma effect on net income and earnings per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

Net income for the period
Reported	$122,234
Stock-based compensation expense	$(6,725)
Pro-forma	$115,509

Basic and diluted earnings per share
Reported	$0.01
Pro-forma	$0.01

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(f)

Warrants

At September 30, 2002 the Company has outstanding warrants to purchase an aggregate 2,955,554 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2001	Issued	Exercised	Expired/ Consolidated	Outstanding at September 30, 2002

$0.23	Oct 15, 2002	984,000	-	(980,500)	(3,500)	-
$0.23	Jan 15, 2003	-	1,700,000	-	(1,133,334)	566,666
$0.43/0.505	Feb 28, 2003/04	-	7,166,667	-	(4,777,779)	2,388,888

		984,000	8,866,667	(980,500)	(5,914,613)	2,955,554

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with two other companies related by virtue of a common director.  Included in accounts receivable is an aggregate of $8,399 owed by these companies for shared administrative costs.

(b)

Included in accounts receivable is an amount of $216,103 owed by DNR for costs paid by the Company on behalf of DNR.

9.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

10.  Supplemental Cash Flow Information

	2002	2001
Significant non-cash operating, investing and financing activities:

Operating activities:
Investment income received in marketable securities	$445,000	$-
Marketable securities received in settlement of account receivables	-	33,530

Investing activities:
Loan payment received in marketable securities	30,000	-
Mineral properties sold pursuant to reorganization	1,484,840	-

Other cash flow information:
Interest received	$15,124	$33,799

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:		Schedule A

	X	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		September 30, 2002
Date of Report:		November 25, 2002

Name of Issuer:		COMMANDER RESOURCES LTD. (formerly Major General Resources Ltd.)
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		http://www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter”	02/11/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka”	02/11/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

1.

Related Party Transactions:

(a)

The Company shares certain administrative costs with two other companies related by virtue of a common director.  Included in accounts receivable is an aggregate of $8,399 owed by those companies for shared administrative expenses.

(b)

The Company holds 950,000 common shares and 30,000 warrants of Diamonds North Resources Ltd., a company related by virtue of a common director, and is owed $270,000 for the balance of a loan advanced to this company as well as $216,103 for costs paid on behalf of this company.

(c)

The Company holds 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of certain common directors.

2.

(a)

Common Shares Issued During the Period:

In February 2002 the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000.  A finder’s fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

In February 2002 the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000.  A finder’s fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

A total of 980,500 (pre-consolidation) common shares were issued pursuant to the exercise of warrants at $0.10 per share for gross proceeds of $98,050 and 40,000 (pre-consolidation) common shares were issued pursuant to the exercise of stock options at $0.10 per share for gross proceeds of $4,000.

	Number of Shares	Amount
Balance, December 31, 2001	42,099,328	$17,831,447

Issued for cash:
Private placement, net of issue costs	1,700,000	160,000
Private placement, net of issue costs	7,166,667	1,000,000
Warrants	980,500	98,050
Stock Options	40,000	4,000

Consolidation:
One for three consolidation	(34,657,664)	-

Transfer to reorganization shares on exchange of old common shares for new common shares and reorganization shares	-	(1,484,840)

Balance, September 30, 2002	17,328,831	$17,608,657

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

(b)

Incentive Stock Options Granted During the Period:

On January 11, 2002 the Company granted stock options to acquire 100,000 common shares at $0.10 per share, exercisable up to January 10, 2007, to an employee of the Company, and stock options to acquire 90,000 common shares at $0.10 per share, exercisable up to January 10, 2003, to a consultant.  As a result of the 1 for 3 consolidation, these options were changed to 33,333 and 30,000 common shares at $0.23 per share respectively.

(c)

Warrants Issued During the Period:

As a result of the 1 for 3 consolidation, the warrants to acquire 1,700,000 and 7,166,667 common shares issued in the February private placements were changed to 566,666 common shares exercisable at a price of $0.23 per share to January 15, 2003 and 2,388,888 common shares exercisable at a price of $0.43 per share to February 28, 2003 and $0.505 per share to February 28, 2004.

3.

(a)

Authorized Share Capital:

100,000,000 common shares without par value.

Issued and Outstanding Share Capital at September 30, 2002:

17,328,831 common shares without par value.

(b)

Options Outstanding at September 30, 2002

Number of Shares	Expiry Date	Weighted Average Exercise Price

30,000	January 10, 2003	$0.23
379,998	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
269,330	December 14, 2004	$0.23
324,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
1,045,325		$0.23

(c)

Warrants Outstanding at September 30, 2002

Number of Shares	Expiry Date	Price Per Share

566,666	January 15, 2003	$0.23
2,388,888	February 28, 2003/04	$0.43/0.505
2,955,554

(d)

Escrow or Pooled Shares: None

4.

Directors and Officers:

William J. Coulter, President and Director

Bernard H. Kahlert, Vice President, Exploration and Director

Jonathan A. Rubenstein, Director

Victor A. Tanaka, Director

Janice Davies, Corporate Secretary

Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION

1.

Description of Business

The Company is engaged in the natural resources exploration business and presently holds mineral properties located in Canada.

2.

Discussion of Operations and Financial Condition

(a)

General Discussion

Company Restructuring

On March 4, 2002 the Company entered into an Arrangement Agreement with it’s then wholly owned subsidiary, Diamonds North Resources Ltd. (“DNR”), in order to implement a statutory procedure known as an arrangement (the “Arrangement”) under Section 252 of the Company Act (British Columbia).  The purpose of the Arrangement was to restructure the Company by transferring certain of its mineral property interests to DNR in consideration of DNR assuming the ongoing obligations of the Company with respect to the properties thereof and a gross overriding royalty payable to the Company of up to 1% of production on certain of the transferred properties.

On May 3, 2002 the Company consolidated its share capital on a 1 for 3 basis and changed its name to Commander Resources Ltd. (“Commander”).  Pursuant to the Arrangement, each 3.5 issued and outstanding post consolidated common shares of the Company were exchanged for 3.5 new common shares of Commander and one reorganization share of Commander.  All of the reorganization shares of Commander were transferred to DNR and in exchange, DNR issued 4,951,032 common shares to the shareholders of Commander.  Commander then redeemed all of the reorganization shares held by DNR by transferring its interest in certain of its mineral properties to DNR.

Financial Operations

For the nine-month period ended September 30, 2002, the Company had net income of $122,234 compared with a loss of $262,267 in 2001.  The income was primarily due to payments of $112,165 received from Richmont Mines Inc. for the balance on the sale of the Hammerdown/Rumbullion Gold Deposit (Note 2 (c)) as well as investment income of $472,065, which includes the receipt of 890,000 shares of Diamonds North Resources Ltd., received as a bonus for providing a working capital loan, valued at $445,000.  General and administrative expenses for the period were $489,359 compared with $298,641 in 2001.  Legal fees increased to $27,532 compared to $10,307 in the previous year due to the restructuring of the Company.  Audit and accounting fees increased to $36,045 compared to $20,850 due to changes in the Company structure and its reporting requirements.  Annual meeting costs increased to $34,636 compared to $5,981, which was due to an extraordinary general meeting of shareholders to formally approve the restructuring of the Company.  Investor relations increased from $20,344 in 2001 to $100,518 in 2002.  This significant increase in investor relation expenditures is due to the hiring of a consulting firm and an increase in conferences attended (Note (d)).

The Company spent a total of $191,201, net of recoveries, in exploration expenditures during the period.  As at September 30, 2002, the Company had working capital of $2,228,140 compared to working capital of $1,298,069 as at December 31, 2001.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

(b)

Acquisition and Exploration Expenses on Resource Properties

At September 30, 2002, the Company’s mineral properties are located in Canada.  Expenditures incurred as follows:

	Sarah Lake	Green Bay	Misty Lake	Despinassy	Victoria Island	Other Properties	Total
Balance, December 31, 2001	$1,060,307	$2,512,574	$516,377	$426,600	$834,577	$2,981,891	$8,332,326
Additions during period
Acquisition costs	-		-	-	-	8,809	8,809
Exploration costs
Administration	-	163	-	-	-	-	163
Licenses and fees	-	-	-	-	2,930	5,551	8,481
Geology	14,803	19,872	2,004	1,855	36,466	22,923	97,923
Geophysics	-	28,724	800	-	1,510	125	31,159
Line cutting	-	4,398	-		-	-	4,398
Drilling	46,514	-	-	-	-	1,200	47,714
	61,317	53,157	2,804	1,855	40,906	38,608	198,647
Less:
Recoveries	-	-	-	-	(7,446)	-	(7,446)
Total additions during period	61,317	53,157	2,804	1,855	33,460	38,608	191,201
Reorganization (Note 1)	-	-	(519,181)	-	868,037	(97,622)	(1,484,840)
Mineral properties written off	-	(8,418)	-	-	-	-	(8,418)
Balance, September 30, 2002	$1,121,624	$2,557,313	-	$428,455	-	$2,922,877	$7,030,269

(c)

Description of Activities on Resource Properties

During the quarter the Company continued to search for and evaluate mineral exploration opportunities.

GREEN BAY (Base Metals, Newfoundland)

At Green Bay, Newfoundland, Hudson Bay Exploration & Development completed a large drill program for volcanogenic copper-zinc rich massive sulphides.  Although significant base metal zones were encountered, the drill program does not appear to have been successful in outlining targets that will satisfy Hudson Bay’s size criteria.  Commander has received a notice of termination together with the required property reports.  Initial review of reports, drilling and geophysics indicates the presence of a number of untested targets.  Some of these will be tested during a drill program commencing in October 2002.

SARAH LAKE (Nickel, Labrador)

On September 7, 2001 the Commander/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited an option to earn a 50% interest in the 35.5 square kilometer Sarah Lake property.  To earn in, Falconbridge must spend $4,000,000 over five years.  Falconbridge, as the exploration manager, conducted detailed geophysical programs at Sarah Lake and its other property interests in the area.  These results, as well as the results of a summer drilling program conducted on properties adjoining Sarah Lake,  are being used by Falconbridge to determine their 2003 program.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

(c)

Description of Activities on Resource Properties  (continued)

DESPINASSY (Gold, Quebec)

The potential for additional work on this gold property located near Val d’Or is under review.  Cameco Gold Inc., the operator and 70% joint venture partner, has decided against additional work and is currently offering its interest for sale.  Commander has a 30% joint venture interest in the project.

HAMMERDOWN (Gold, Newfoundland)

The Company is receiving the balance of the sales price of Hammerdown at the rate of $10 per oz. on all gold produced between 70,000 oz. and 130,000 oz.  At present production rates, Commander will receive income of $250,000 this year with the balance of $350,000 in 2003.  This balance, which has been payable since July 2002 totaled $112,165 by September 30, 2002.

ORION (Gold, Newfoundland)

The Company has scheduled an exploration drilling program to commence in November 2002.  Orion is owned 100% by Commander and is located in the vicinity of Hammerdown.

(d)

Investor Relations

During the nine month period ended September 30, 2002, the Company incurred a total of $100,518 on the following promotional and investor relations activities.  There is a significant increase in investor relation expenditures, due to the hiring of a consulting firm and an increase in conferences attended.  Expenses generally relate to distribution of news and materials to shareholders, supplemental list and conference attendance.

Consulting	$25,500
Travel	2,227
Conferences, trade shows	23,717
Media	18,166
Administration	12,754
Promotion	18,154

$100,518

3.

Financings

In February 2002 the Company completed a private placement of 1,600,000 (pre-consolidation) units at $0.10 per unit for gross proceeds of $160,000.  A finder’s fee of 100,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.10 per share to February 14, 2003.

In February 2002 the Company completed a private placement of 6,666,667 (pre-consolidation) units at $0.15 per unit for gross proceeds of $1,000,000.  A finder’s fee of 500,000 (pre-consolidation) units was also paid in connection with the private placement.  Each unit consists of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.183 per share to February 28, 2003 and at a price of $0.216 to February 28, 2004.

COMMANDER RESOURCES LTD.

(formerly Major General Resources Ltd.)

SCHEDULE B

SEPTEMBER 30, 2002

4.

Liquidity and Solvency

The Company has sufficient working capital on hand to meet its ongoing obligations as they come due.

On behalf of the Board of Directors,

“WILLIAM J. COULTER”

William J. Coulter

President and Director

November 25, 2002